Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Endeavour Silver Corp. (the “Company” or “Endeavour”)

Suite 1130 – 609 Granville Street

Vancouver, British Columbia

V7Y 1G5

Item 2.	Date of Material Change

April 1, 2025

Item 3.	News Release

News releases describing the material changes were disseminated by the Company on April 1, 2025 through GlobeNewswire and copies were subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

On April 1, 2025, the Company announced that it had entered into a definitive share purchase agreement (the “Share Purchase Agreement”) to acquire all of the outstanding shares of Compañia Minera Kolpa S.A. (“Minera Kolpa”), and its main asset the Huachocolpa Uno Mine (“Kolpa”), from subsidiaries of its shareholders Arias Resource Capital Management and Grupo Raffo in exchange for total consideration of US$145 million comprised of US$80 million cash and US$65 million payable in Endeavour shares (the “Transaction”). Minera Kolpa’s main asset is the Huachocolpa Uno Mine (“Kolpa”)

The cash component of the Transaction consideration will be funded through a combination of net proceeds from a new copper purchase agreement on copper produced from Kolpa (the “ Copper Stream Agreement”) with Versamet Royalties Corporation (“Versamet”), a bought deal financing consisting of Endeavour shares (“Common Shares”), and cash on hand.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

Share Purchase Agreement

On April 1, 2025, the Company announced that it had entered into the Share Purchase Agreement to acquire all of the outstanding shares of Minera Kolpa, and its main asset Kolpa, from subsidiaries of its shareholders Arias Resource Capital Management and Grupo Raffo in exchange for total consideration of US$145 million comprised of US$80 million cash and US$65 million payable in Common Shares. The number of Common Shares to be issued is based on a deemed price of US$4.618 per share, being the volume weighted average price of Common Shares on the New York Stock Exchange (“NYSE”) for the 10 business days immediately preceding the date of signing of the Share Purchase Agreement.

In addition, as part of the purchase consideration, Endeavour agreed to pay up to an additional US$10 million in contingent payments payable in cash in increments of US$500,000 for each 1 million silver equivalent (“AgEq”) ounces defined above 100 million AgEq ounces across proven, probable, measured, indicated and inferred categories in any National Instrument 43-101 – Standards of Disclosure for Mineral Projects technical report within 24 months of closing of the Transaction.

As part of the Transaction, Minera Kolpa’s net debt, which was approximately US$20 million at the end of 2024, will remain outstanding and payable by Minera Kolpa. Minera Kolpa holds project and credit facilities with Banco Santander Peru SA and Banco BTG Pactual S.A. (collectively the “Credit Facilities”). As at December 31, 2024, the Credit Facilities are comprised of a US$15 million term loan bearing interest at SOFR + 5.5% and repayable in March 2029, and a US$27 million short term loan, of which US$12.6 million was outstanding, bearing interest at 8.55% and repayable in May 2026.

The Transaction also includes the acquisition of certain other assets and assumption of certain other liabilities in addition to those described above and includes customary net debt and working capital adjustments which will be made within 60 days following closing of the Transaction.

The cash component of the Transaction consideration will be funded through a combination of net proceeds from the Copper Stream Agreement, a bought deal financing consisting of Common Shares and cash on hand. As at December 31, 2024, Endeavour had US$106.4 million in cash and equivalents.

All Common Shares issued as consideration in the Transaction will be subject to a hold period under applicable Canadian securities laws, which will expire four months plus one day from closing of the Transaction.

Copper Stream Agreement

The Company, through a wholly-owned subsidiary (the “Stream Seller”), entered into the Copper Stream Agreement with reference to copper production from Kolpa with Versamet to fund a portion of the cash consideration due in the Transaction.

Pursuant to the terms of the Copper Stream Agreement, Versamet will provide a deposit of US$35 million (the “Deposit”) as prepayment to Endeavour, concurrent with closing of the Transaction. Following the closing date, Versamet agrees to purchase from the Stream Seller, by way of refined copper warrants (“LME Warrants”), the greater of: i) refined copper equal to 95.8% of produced copper (irrespective of the copper payable under the relevant offtake agreement), and ii) refined copper equal to 0.03 pounds per pound of produced lead. Once 6,000 tonnes of refined copper have been delivered, Versamet agrees to purchase 71.85% of produced copper from the Stream Seller. Once 10,500 tonnes of refined copper have been delivered, Versamet agrees to purchase from the Stream Seller 47.9% of produced copper.

Versamet will purchase refined copper at a purchase price equal to the spot price of refined copper for each metric tonne delivered. For each purchase, Versamet will pay 10% of the spot price of refined copper in cash, and the Deposit will be reduced by 90% of the spot price. Once the balance of the Deposit is reduced to zero, Versamet will pay the Stream Seller 10% of the spot price for LME Warrants.

Endeavour provided Versamet with a right of first refusal in respect of the sale or transfer of any royalty, stream or similar interest in respect of minerals from Kolpa. The Copper Stream Agreement will be secured by an equity pledge of the Stream Seller in Kolpa, which Versamet has agreed to subordinate in favor of future financiers of Kolpa.

The Copper Stream Agreement also provides Versamet with a right to purchase an additional stream interest equivalent to up to 2.2% of the total revenue in future discoveries of mineral deposits at Kolpa that are processed through a new mineral processing facility with nameplate capacity of not less than 15,000 tonnes per day.

Payment of the Deposit and the obligation to deliver LME Warrants is subject to the satisfaction of customary conditions.

Offering

On April 1, 2025, the Company entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by BMO Capital Markets pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 10,320,000 Common Shares at a price of US$3.88 (the “Offering Price”) for aggregate gross proceeds of approximately US$40 million (the “Previously Announced Offering”).

The Company subsequently announced, also on April 1, 2025, that it would upsize the Previously Announced Offering with the Underwriters to 11,600,000 Common Shares at the Offering Price, for gross proceeds of approximately US$45 million (the “Offering”). The Company granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Offering, to purchase up to an additional US$5 million of Common Shares to cover over-allotments, if any.

The Common Shares will be offered by way of prospectus supplement to the Company’s short form base shelf prospectus (the “Base Shelf Prospectus”), as accompanied by a prospectus supplement, in all of the provinces of Canada, excluding Quebec. The Common Shares will also be offered pursuant to a prospectus supplement to a base shelf prospectus forming part of the Company’s registration statement on Form F-10 (together with any amendments thereto, the “Registration Statement”) registering the Common Shares under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada. The Common Shares may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.

Approvals and Timing

The Transaction and the Offering have been approved by the board of directors of Endeavour.

Closing of the Transaction remains subject to TSX and NYSE regulatory approvals, as well as customary closing conditions for a transaction of this kind.

The Offering is expected to close on or about April 8, 2025 and is subject to Endeavour receiving all necessary regulatory approvals, including the approval of the TSX and the NYSE.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Elizabeth Senez
Chief Financial Officer
Tel: 236-558-7168

Item 9.	Date of Report

April 2, 2025